UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Company”), in continuance of and in addition to the Notice to the Market disclosed by the Company on February 10, 2017, hereby informs its shareholders and the market that, on this date, it became aware that the Court of Appeal of Amsterdam, The Netherlands, has ordered that a hearing in relation to the appeals filed by certain creditors against the judgements rendered by the District Court of Amsterdam on February 2, 2017, whereby the requests for conversion of the suspension of payments proceedings into Dutch bankruptcy proceedings for each of Oi Brasil Holdings Cooperatief U.A. – Em Recuperação Judicial e Portugal Telecom International Finance B.V. – Em Recuperação Judicial were denied, will be held on March 29, 2017.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market, whenever appropriate.

Rio de Janeiro, February 20, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer